Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

02060491

November 7, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Attn: Filing Desk

SUPPL

Dear Sirs:

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934 - File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period June 1 – August 31, 2002.

1) June 24, 2002 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
2) June 24, 2002 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F as filed;
3) July 24, 2002 letter to BCSC c/w Form 51-901F and financial statements for nine-month period ended May 31, 2002;
4) July 24, 2002 letter to CDNX c/w News Release as disseminated;
5) July 24, 2002 letter to BCSC c/w Form 53-901F as filed;
6) August 19, 2002 letter to BCSC c/w Form 53-901F as filed.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

Gary Musil,
President/Director

Received as above
per: ____________________
Print Name

12/11

GM/rm

Enclosures

File No. 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

June 24, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated June 24, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

June 24, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

UPDATE ON BATHURST, N.B. - COBALT PROSPECT

The Company is pleased to announce that we have been approved for a $20,000 exploration grant under the New Brunswick Junior Mining Assistance Program (NBJMAP). If further money becomes available in September the Company may apply for an additional $20,000.

This funding will allow the Company to complete a more comprehensive property wide exploration program. The Company is expecting to secure a small flow-through private placement in order to fund the balance of the work program. The grant is issued as 50% of the program costs, so it will be most beneficial for Montoro to complete a minimum of $40,000 in exploration, during this year.

OTHER:

Further to our News Release of May 14, 2002. The Company has terminated the Letter of Intent on the Peru gold prospect.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

June 24, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of June 24, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

June 24, 2002

ITEM 3. PRESS RELEASE

Issued June 24, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce that we have been approved for a $20,000 exploration grant under the New Brunswick Junior Mining Assistance Program.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

UPDATE ON BATHURST, N.B. - COBALT PROSPECT

The Company is pleased to announce that we have been approved for a $20,000 exploration grant under the New Brunswick Junior Mining Assistance Program (NBJMAP). If further money becomes available in September the Company may apply for an additional $20,000.

This funding will allow the Company to complete a more comprehensive property wide exploration program. The Company is expecting to secure a small flow-through private placement in order to fund the balance of the work program. The grant is issued as 50% of the program costs, so it will be most beneficial for Montoro to complete a minimum of $40,000 in exploration, during this year.

OTHER:

Further to our News Release of May 14, 2002. The Company has terminated the Letter of Intent on the Peru gold prospect.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 24th day of June, 2002.

File No. 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

July 22, 2002

SEDAR FILED

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned Company on July 22, 2002.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR.

Attached please Find:

- Quarterly Report Form 51-901F and financial statements for the nine-month period ended May 31, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosure

c.c.
- Alberta Securities Commission (SEDAR)
- TSX Venture Exchange, Attn: Records Dept.
- Beruschi & Company, Solicitors, Attn: Douglas E. Eacrett
- Computershare Trust Company, Attn: Mariano Banting, Account Manager, Client Services Dept.
- Steele & Co., CA Attn: Roger Street
- Securities & Exchange Commission, Wash. D.C. USA
- Directors (4)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*May 31, 2002*
Date of Report:	*July 19, 2002*
Name of Issuer:	*Montoro Resources Inc.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*President/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	gmusil@direct.ca
Website Address:	www.MontoroResources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*July 19, 2002*
Directors Name:	*Roger Agyagos*	Date Signed:	*July 19, 2002*

MONTORO RESOURCES INC.

Financial Statements

May 31, 2002

Unaudited - Prepared by Management

(with comparative unaudited figures for May 31, 2001)

MONTORO RESOURCES INC.

Balance Sheets
May 31, 2002 and August 31, 2001
(Unaudited - Prepared by Management)

	May 31 2002	August 31 2001
ASSETS		
Current		
Cash	$ 37,742	$ 1,244
Marketable securities	-	3,000
Other	2,480	1,234
	40,222	5,478
Owing from related parties	-	3,000
Mineral Interests	25,589	-
	$ 65,811	$ 8,478
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 3,628	13,622
	3,628	13,622
Owing to related parties	9,083	65,654
Long term liabilities	56,740	-
SHAREHOLDERS' EQUITY		
Share capital	2,511,516	2,398,516
Contributed surplus, arising on cancellation of escrow shares	3,518	3,518
Deficit	(2,518,674)	(2,472,832)
	(3,640)	(70,798)
	$ 65,811	$ 8,478

Approved by the Directors: ____________ Director ____________ Director

MONTORO RESOURCES INC.

Statements of Operations and Deficit
Three and Nine month periods ended May 31, 2002 and 2001
(Unaudited - Prepared by Management)

	2002		2001	
	3 mos ended May 31	9 mos. ended May 31	3 mos. ended May 31	9 mos. ended May 31
Grant income	$ -	$ -	$ -	$ 50,000
Administrative expenses				
Audit and legal	1,400	5,067	1,325	6,523
Bank charges and interest	483	679	2,459	2,940
Consulting	2,200	2,200	-	-
Filing fees and transfer agent	3,203	8,001	281	5,690
Management fees	7,500	10,000		-
Office and miscellaneous	2,214	9,409	[illegible]	11,607
Public relations and promotion	3,405	5,481		1,708
Rent	1,350	4,050	1,5[illegible]	4,250
Telephone	201	355	45	552
	21,956	45,242	10,840	33,270
Income (loss) before other items	(21,956)	(45,242)	(10,840)	16,730
Other Items:				
Loss on sale of marketable securities	600	600		-
Income (loss) for the period	(22,556)	(45,842)	(10,840)	16,730
Deficit, beginning of period	(2,496,118)	(2,472,832)	(2,337,625)	(2,365,195)
Deficit, end of period	$ (2,518,674)	$ (2,518,674)	$ (2,348,465)	$ (2,348,465)
Income (loss) per share	$ (0.002)	$ (0.001)	$ (0.001)	$ 0.001

MONTORO RESOURCES INC.

Statements of Cash Flow
Three and Nine month periods ended May 31, 2002 and 2001
(Unaudited - Prepared by Management)

	2002		2001	
CASH PROVIDED (USED) BY	3 mos. Ended May 31	9 mos. Ended May 31	3 mos. Ended May 31	9 mos. Ended May 31
Operating activities				
Income (loss) for the period	$ (22,556)	$ (45,842)	$ (10,840)	$ 16,730
Changes in non-cash working capital items				
Other	(2,061)	1,755	722	(6,799)
Loss on marketable securities	600	600		
Grant receivable	-	-	50,000	50,000
Accounts payable	(23,668)	(63,566)	(8,899)	10,408
	(47,685)	(107,053)	30,983	70,339
Financing activities				
Issuance of shares	113,000	113,000	-	-
Loan repaid to related parties	(2,500)	(3,000)	(20,000)	(25,000)
Proceeds from sale of securities	-	2,400	-	-
Long term liability due to related party	-	56,740	-	-
	110,500	169,140	(20,000)	(25,000)
Investing activities				
Mineral interests and deferred exploration	(25,589)	(25,589)	(6,960)	(43,667)
Change in cash for the period	37,226	36,498	4,023	1,672
Cash, beginning of period	516	1,244	-	2,351
Cash, end of period	$ 37,742	$ 37,742	$ 4,023	$ 4,023

MONTORO RESOURCES INC.

Statements of Mineral Interests and Exploration Costs
NineMonths Ended May 31, 2002 and 2001
(Unaudited - Prepared by Management)

	May 31 2002	May 31 2001
UNGAVA PROJECT (QUEBEC)		
Acquisition costs	$ -	$ -
Geological and geophysical	-	38,667
	-	38,667
LAC ROCHER PROJECT (QUEBEC)		
Acquisition costs	-	(5,000)
	-	(5,000)
SOUTH TREND PROJECT (QUEBEC)		
Acquisition costs	-	10,000
	-	10,000
MALACHITE PROJECT (NEW BRUNSWICK)		
Acquisition costs	23,888	-
Geological	1,701	-
	25,589	-
EXPENDITURES FOR THE PERIOD	25,589	43,667
DEFERRED COSTS BEGINNING OF PERIOD	-	44,405
DEFERRED COSTS END OF PERIOD	**$ 25,589**	**$ 88,072**
SUMMARY OF PROJECT COSTS		
UNGAVA PROJECT (QUEBEC)	$ -	$ 45,572
LAC ROCHER PROJECT (QUEBEC)	-	32,500
SOUTH TREND PROJECT (QUEBEC)	-	10,000
MALACHITE PROJECT (NEW BRUNSWICK)	25,589	-
	$ 25,589	**$ 88,072**

1. BASIS OF PRESENTATION

The interim financial statements of Montoro Resources Inc. (the "Company") have been prepared by management in accordance with generally accepted accounting principles. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended August 31, 2001. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended

2. ACCOUNTING POLICIES

a. Mineral Interests and Deferred Exploration Costs

The Company is engaged in the exploration and development of mineral resource properties and records mineral interests at cost or at an ascribed amount if the consideration is common shares. The Company includes in costs the lease and option payments made on properties that are held under lease and option agreements. Costs and recoveries relating to exploration and development projects are deferred when it is probable that those costs are recoverable from future operations.

The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

b. Estimates and Fair Values

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates. The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

c. Environmental Issues

It is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

d. Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates

not exceeding five years. Generally the Company is entitled to reserve up to 10% of its issued capital for stock based compensation plans. No compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital. During the period of Inactive status, the Company is not permitted to grant director stock options.

3. CHANGE IN ACCOUNTING POLICY

The Company has adopted the accounting guideline for enterprises in the development stage and will defer the costs of mineral interests and exploration costs only when it is probable that the costs are recoverable from future operation. The change is applied retroactively without the restatement of prior years' financial statements.

4. MARKETABLE SECURITIES

Marketable securities consist of an investment in a public company with common management and are carried at the lower of cost and market value. Cost is the value ascribed to the securities received as consideration for a 50% interest in the Company's Ungava Project. The value of the investment has been written down to market value.

5. MINERAL INTERESTS AND EXPLORATION COSTS

The Company has acquired mineral interests in various properties located in Canada.

Property in Good Standing

Malachite Cobalt Project (New Brunswick)

The Company has the option to acquire a 50% interest in the project for $17,000 ($7,725 paid) and 150,000 common shares (issued at an ascribed value of $15,000). The property is subject to a 2% net smelter royalty. Under the terms of the agreement, the Company must incur $10,000 in exploration expenditures by September 30, 2002 and a further $100,000 by September 30, 2003.

South Trend – Ungava Project (Quebec)

The Company has acquired a 100% interest in the project for $10,000 (paid) and 100,000 common shares (issued at an ascribed value of $10,000). The properties are subject to a 3% net smelter royalty.

Abandoned Properties

Ungava Project (Quebec)

The Company acquired a 100% interest in the project for $40,000 and 100,000 common shares (issued at an ascribed value of $15,000). The Company sold at 50% interest in the

project for $55,000 and 50,000 common shares of the purchaser (at an ascribed value of $12,500).

Lac Rocher Project (Quebec)

The Company acquired a 50% interest in the project for $30,000 and 50,000 common shares (issued at an ascribed value of $7,500).

6. RELATED PARTY TRANSACTIONS

The Company shares office facilities and has common management and directorships with a number of public and private corporations. The Company is charged for office rentals and administrative services on a proportional cost basis. Management believes that the methods of cost allocations and resultant costs are reasonable.

The management agreement entered into on February 1, 2002 is with a private company whose President/Director is the same as Montoro.

7. SHARE CAPITAL

a. Authorized: 100,000,000 common shares without par value

b. Issued and Outstanding

	2002		2001	
	Number	$ Amount	Number	$ Amount
Balance, beginning of year	13,164,291	2,398,516	13,064,291	2,388,516
Issued during the year for:				
- Property acquisitions	150,000	15,000	100,000	10,000
- Cash (Private placements)	1,960,000	98,000	Nil	Nil
Balance, end of period	15,274,291	2,511,516	13,164,291	2,398,516

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION
MAY 31, 2002

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

A. **Deferred Exploration & Development**

Costs are related to work on the Ungava nickel/copper/PGE mineral properties and the Malachite cobalt/copper property (as detailed in Schedule A).

General & Administrative Expenses

Our overall administrative expenses have increased by approx. 36% compared to the previous year, with the main increase ($10,000) for management fees. The Company entered into a management agreement commencing February 1, 2002 at $2,500/mo. The Company did not previously have a management contract.

Other increases: Consulting ($2,200 in 2002; $nil in 2001) were due to an increasing review of new properties for acquisition. Also Shareholder Relations/Promotion ($5,481 in 2002; $1,708 in 2001). As the Company has become more active so has an increase in requests for information from investors.

Interest charges were lower ($679 in 2002; $2,940 in 2001) as a result of a decrease in liabilities upon completion of the private placement. Office services were lower due to the Company's move to smaller less expensive shared offices.

SECTION 2 - RELATED PARTY TRANSACTIONS

See Note 6 in accompanying financial statements.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Securities Issued for the nine months ended May 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Apr. 12/02	Common Shares	Property Acquisition	150,000	$0.10	$15,000	Property Payment	Nil
Apr. 12/02	Common Shares	Private Placement	1,960,000	$0.05	$98,000	Cash	Nil

(b) Options Granted during the quarter ended May 31, 2002:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT MAY 31, 2002

(a) Authorized share capital – 100,000,000 common shares without par value.

(b) The Company has issued and allotted shares of its capital stock totalling 15,274,291 for a value of $2,511,516.

(c) Options, warrants, and convertible securities outstanding as at May 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	Nil	---	---
Share Purchase Warrants	1,960,000	$0.10	April 11/03

(d) Shares in escrow or subject to pooling as at May 31, 2002:

Common shares in escrow - Nil

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT REPORT DATE:

Gary Musil........................President/Director
Roger Agyagos....................Secretary/Director
Kenneth B. Liebscher...........Director
Bruce E. Bried.....................Director
Heidi Mader........................Director

MONTORO RESOURCES INC.
(the "Company")

SCHEDULE C:
MANAGEMENT DISCUSSION & ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED MAY 31, 2002 AND UP TO THE DATE OF THIS REPORT:

Nature of Business:

The Company is engaged in the exploration and development of mineral resource properties.

The Company acquired 100% interest in a 81-unit (3360 hectares) mineral block in the Ungava area during 2001.

The Company signed an option to acquire 50% interest in a 37 mineral claim (686 hectares) prospect in Bathurst, New Brunswick area mineral claims units.

Investor Relations Activities:

There were no investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. No investor relations arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a) Acquisitions & Dispositions:

On April 18, 2002 the Company signed a property option agreement to acquire 50% interest in a 37 mineral claim block (approx. 686 hectares) in the Bathurst, New Brunswick Mining Camp.

(b) Material Expenditures: Resource Properties

See Schedule A - Property acquisition costs & consulting.

(c) News Releases & Material Change Reports:

January 21, 2002 - The Company announced that Bruce E. Bried of Nevada, U.S.A agreed to join the board of Montoro Resources Inc.

Mr. Bried will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

Mr. Bried's thirty years of management responsibilities and experience in the mining industry in various capacities in Engineering, Reclamation and Operations will bring valuable input to the Company.

Mr. Bried's more significant experience in the last ten years has been with Homestake Mining Company as General Manager of the Lead Mine in South Dakota and the Snip Mine in British Columbia. Prior to this he was the Mine Superintendent at Eskay Creek in British Columbia and Chief Engineer and then Mine Superintendent at Teck-Corona (Homestake) Operating Corporation's David Bell Mine in Marathon, Ontario.

Prior to Homestake he was the Mine Manager for Goldcorp in Red Lake, Ontario and Dickenson Mines - Silvana Division in New Denver, British Columbia.

February 21, 2002 - The Company has signed a Management Agreement with Vista Developments Ltd. effective February 1, 2002 at a rate of $2,500 per month for a period of two years subject to regulatory filing review.

The Company has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 within one year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

February 25, 2002 - Further to our news release of January 23, 2002 the Company reports that the Annual General Meeting was held on February 21, 2002.

Shareholders re-elected Gary Musil, Roger Agyagos and Kenneth B. Liebscher as directors as well as newly appointed Bruce Bried.

The shareholders also approved all resolutions put forth including the special resolutions authorizing the board to proceed with the 8 to 1 or 6 to 1 rollback/consolidation and name change as they may deem necessary in order to raise financing in the next few months.

Mr. Gary Musil was reappointed President and Chief Financial Officer and Roger Agyagos as Corporate Secretary.

April 1, 2002 - Montoro Resources Inc. ("the Company") is pleased to announce the signing of a Letter of Intent with Rufus Smith of New Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. Terms of the Letter of Intent provides for staged payments totalling $17,000 and 150,000 shares in two tranches as well as exploration expenditures of $10,000 by September 30, 2002 and $100,000 by September 30, 2003. The cobalt prospect property is also subject to a 2% NSR. A finder's fee is also payable subject to CDNX approval.

April 16, 2002 - Further to our News Release of April 1, 2002 the Company is pleased to announce the signing of a final Property Option Agreement with Log House Construction Ltd. (Rufus Smith) of News Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. The property option terms are as per the Letter of Intent previously disclosed. In addition the Company contracted Smith to stake an additional 23 units surrounding the original block of 14 claims units. A finder's fee in cash is payable to Richard H. Lonsdale subject to CDNX approval.

May 1, 2002 - Further to our News Release of April 1 & 16 and the TSX Venture Exchange acceptance for filing notice dated April 19, 2002 the Company is pleased to announce the first stage completion of the property acquisition. The Company has issued 150,000 common shares subject to a one-year hold period expiring April 19, 2003.

The Company has received a Geological Report on the Bathurst, New Brunswick Malachite Property. The property contains two known mineralized zones. Because of elevated assay results for copper and cobalt and the localized nature of previous work, a comprehensive property wide exploration program is recommended and will be initiated. A two phase program is being planned. Work will include a picket line grid, magnetic and VLF geophysical surveys, and a 25 metre spaced B-Horizon soil sampling program. New anomalous areas will be trenched and sampled and detailed geological mapping will be completed over the cut grid. This first stage work program is to be completed before September 30, 2002 at which time the Company will have earned a 25% interest in the property.

June 24, 2002 - The Company is pleased to announce that we have been approved for a $20,000 exploration grant under the New Brunswick Junior Mining Assistance Program (NBJMAP). If further money becomes available in September the Company may apply for an additional $20,000.

This funding will allow the Company to complete a more comprehensive property wide exploration program. The Company is expecting to secure a small flow-through private placement in order to fund the balance of the work program. The grant is issued as 50% of the program costs, so it will be most beneficial for Montoro to complete a minimum of $40,000 in exploration, during this year.

Other Business:

March 6, 2002 - Montoro Resources Inc. ("MNQ") is pleased to announce a new Director to the Board.

Ms. Heidi Mader of Vancouver, B.C. has consented to join the Board of Directors. Ms. Mader is currently completing a Bachelor of Science degree and enrolled in the Canadian Securities course. She will assist the Company in its regulatory filings and search for new financings.

(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Canadian Venture Exchange: None

(e) Regulatory Approval: On April 11, 2002 the CDNX accepted for filing documentation with respect to the non-brokered private placement announced February 21, 2002. The Company will issue 1,960,000 shares at $0.05 and a warrant to purchase a further 1.96 million shares at $0.10 for a one-year period.

On April 19, 2002 the CDNX accepted for filing an agreement dated April 8, 2002 with Log House Construction Ltd. (Rufus Smith) pursuant to which Montoro has an option to acquire 50% interest in the mineral claims known as the Malachite Property (as previously mentioned in Significant Transactions section (c).

(f) Working Capital: The Company's Current Assets exceed its Current Liabilities by $27,511.

The Company's management is actively seeking financing by way of private placement to provide working capital for exploration of its property interests and for acquisition of additional resource interests.

(g) General & Subsequent Events:

June 24, 2002 - See News Release as previously mentioned in Section (c)
June 27, 2002 - A director of the Company exercised 50,000 warrants @ $0.10 to net the treasury $5,000.

(h) Financings, Principal Purposes and Milestones:

(i) On April 11, 2002 the financing as previously mentioned completed.

Budgeted Use of Proceeds $	Actual Use of Proceeds $
Working Capital $98,000	- Working Capital $72,400 - Property Acquisition Costs $25,600

(ii) Material Variances - N/A

File No. 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

July 24, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated July 24, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News; Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street, (Fax: 604-689-1106)
Vancouver, B.C.

FAXED

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

July 24, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

PROGRESS ON BATHURST, N.B. - COBALT PROSPECT

Montoro Resources Inc. (the "Company") reports the commencing of a four to five week exploration program on the Bathurst, N.B. cobalt prospect.

Work will start with approx. 15 km of line cutting (picket line grid) followed by a 25 metre spaced B-Horizon soil sampling and assaying program. In addition, a magnetic and VLF geophysical survey will be conducted. New anomalous areas will be trenched and sampled and detailed geological mapping will be completed over the cut grid. Previous trenches which contained elevated cobalt and copper values will be re-opened and further sampled. The first stage work program should be completed by the end of August 2002 at which time the Company will have earned a 25% interest in the property. Results of the program will be released as they become available from our consulting geologist, Doug Clark of Bathurst.

Mr. Clark is an accredited Professional Geoscientist and a member in good standing with the Association of Professional Engineers and Geoscientists in New Brunswick and has worked as a geologist continuously over the past 15 years on a wide variety of mineral commodities and geological settings.

During the summer of 2001 while employed by Hudson Bay Exploration & Development of Flin Flon, Manitoba, Mr. Clark had the opportunity to carry out a site visit and observe the geology of the open trenches. Along with numerous areas of mineralized gabbro and "rhyolite", Clark observed a number of large angular boulders of altered "rhyolite" from the bottom of Trench #3 that showed a pinkish oxide bloom (probably a cobalt oxide). Samples taken from these rocks returned values up to 233 ppm Co and 21,324 ppm Cu (Note: high copper values are from strongly mineralized veins with the host rock). Further sampling from other trenches returned assay values of 2496 ppm Co and 395 ppm Cu. Because of elevated assay results for copper and cobalt and the localized nature of previous work, a comprehensive property wide program is being initiated in 2002.

ON BEHALF OF THE BOARD

"GARY MUSIL"

Gary Musil,
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

July 24, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of July 24, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

July 24, 2002

ITEM 3. PRESS RELEASE

Issued July 24, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reports the commencing of a four to five week exploration program on the Bathurst, N.B. cobalt prospect

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

PROGRESS ON BATHURST, N.B. - COBALT prospect

Montoro Resources Inc. (the "Company") reports the commencing of a four to five week exploration program on the Bathurst, N.B. cobalt prospect.

Work will start with approx. 15 km of line cutting (picket line grid) followed by a 25 metre spaced B-Horizon soil sampling and assaying program. In addition, a magnetic and VLF geophysical survey will be conducted. New anomalous areas will be trenched and sampled and detailed geological mapping will be completed over the cut grid. Previous trenches which contained elevated cobalt and copper values will be re-opened and further sampled. The first stage work program should be completed by the end of August 2002 at which time the Company will have earned a 25% interest in the property. Results of the program will be released as they become available from our consulting geologist, Doug Clark of Bathurst.

Mr. Clark is an accredited Professional Geoscientist and a member in good standing with the Association of Professional Engineers and Geoscientists in New Brunswick and has worked as a geologist continuously over the past 15 years on a wide variety of mineral commodities and geological settings.

During the summer of 2001 while employed by Hudson Bay Exploration & Development of Flin Flon, Manitoba, Mr. Clark had the opportunity to carry out a site visit and observe the geology of the open trenches. Along with numerous areas of mineralized gabbro and "rhyolite", Clark observed a number of large angular boulders of altered "rhyolite" from the bottom of Trench #3 that showed a pinkish oxide bloom (probably a cobalt oxide). Samples taken from these rocks returned values up to 233 ppm Co and 21,324 ppm Cu (Note: high copper values are from strongly mineralized veins with the host rock). Further sampling from other trenches returned assay values of 2496 ppm Co and 395 ppm Cu. Because of elevated assay results for copper and cobalt and the localized nature of previous work, a comprehensive property wide program is being initiated in 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 24th day of July, 2002.

FILE No. 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

August 19, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of August 19, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

August 19, 2002

ITEM 3. PRESS RELEASE

Issued August 19, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

In response to recent developments, the Company has requested written resignation of Kenneth B. Liebscher as director.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Resignation of Director

In response to recent developments, the Company has requested written resignation of Kenneth B. Liebscher as director.

The indictment of Mr. Kenneth B. Liebscher is associated with an unrelated Toronto based company (ThermoElastic Technologies), which has absolutely no affiliation with Montoro Resources Inc. (the "Company").

Mr. Liebscher has been a valuable member of the board and the Company stresses that this unfortunate situation should not adversely reflect on any of the Company's business affairs.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 19th day of August, 2002.

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

August 19, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated August 19, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

FAXED

Yours truly,

"ROGER AGYAGOS"

Roger Agyagos,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

August 19, 2002

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

RESIGNATION OF DIRECTOR

In response to recent developments, the Company has requested written resignation of Kenneth B. Liebscher as director.

The indictment of Mr. Kenneth B. Liebscher is associated with an unrelated Toronto based company (ThermoElastic Technologies), which has absolutely no affiliation with Montoro Resources Inc. (the "Company").

Mr. Liebscher has been a valuable member of the board and the Company stresses that this unfortunate situation should not adversely reflect on any of the Company's business affairs.

ON BEHALF OF THE BOARD

Roger Agyagos,
Secretary/Director

Montoro Resources Inc.

COPY

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

November 7, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Attn: Filing Desk

Dear Sirs:

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934 - File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period June 1 – August 31, 2002.

1) June 24, 2002 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
2) June 24, 2002 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F as filed;
3) July 24, 2002 letter to BCSC c/w Form 51-901F and financial statements for nine-month period ended May 31, 2002;
4) July 24, 2002 letter to CDNX c/w News Release as disseminated;
5) July 24, 2002 letter to BCSC c/w Form 53-901F as filed;
6) August 19, 2002 letter to BCSC c/w Form 53-901F as filed.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

Gary Musil,
President/Director

GM/rm

Received as above
per: ____________________
Print Name

Enclosures